
02003684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002

SEC FILE NUMBER
~~8-23686~~
8-23416

FU 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERFORMANCE SPECIALIST GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 27TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SCHALLES (212) 433-7794
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 18 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02
S.S

OATH OR AFFIRMATION

I, MARK SCHALLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERFORMANCE SPECIALIST GROUP, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
MICHAEL A. GALLAS
NOTARY PUBLIC
NEW JERSEY
My Commission Expires March 29, 2005

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Performance Specialist Group, LLC:

We have audited the accompanying statement of financial condition of Performance Specialist Group, LLC (the "Company") as of December 31, 2001, and the related statements of operations, changes in liabilities subordinated to the claims of general creditors, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Specialist Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, L.L.P.

New York, New York
February 15, 2002


RECEIVED
FEB 28 2002
340
WASH, D.C.
SECTION

PERFORMANCE SPECIALIST GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Performance Specialist Group, LLC:

We have audited the accompanying statement of financial condition of Performance Specialist Group, LLC (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Performance Specialist Group, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 15, 2002

PERFORMANCE SPECIALIST GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 75,745
Commissions receivable	451,236
Securities owned:	
Marketable, at market value	27,735,239
Not readily marketable, at estimated fair value	50,000
Secured demand note collateral, at face value (fair market value of collateral - $ 153,832,446)	88,980,000
Memberships in New York Stock Exchange, at cost (net of accumulated amortization of $783,736)	8,766,264
Equipment and computers (net of accumulated depreciation of $40,458)	80,912
Goodwill (net of accumulated amortization of $3,639,979)	29,861,692
Other assets	511,847
TOTAL ASSETS	$ 156,512,935

LIABILITIES AND MEMBERS' CAPITAL

Payable to clearing broker	$ 9,756,713
Securities sold, but not yet purchased, at market value	27,121,384
Accrued expenses and other liabilities	2,580,919
TOTAL LIABILITIES	$ 39,459,016
Liabilities subordinated to the claims of general creditors	$ 89,905,000
Members' capital	$ 27,148,919
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 156,512,935

The accompanying notes are an integral part of this financial statement.

PERFORMANCE SPECIALIST GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Performance Specialist Group, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of New York Stock Exchange, Inc. (the "NYSE") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company is registered as a specialist on the NYSE in 190 equities, bond funds, preferred equities, derivatives and other securities. The Company is also registered as market-maker in NASDAQ listed securities.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased are valued at market. All resulting gains and losses are included in members' capital. The fair value estimate of the Company's securities owned, not readily marketable, is based on the cost of the securities, since the operations of the investment have not commenced.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Depreciation and Amortization

Equipment and computers are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax. An income tax benefit has been reflected in financial statements to estimate the future benefit of the Company's net operating loss that it generated in 2001.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Goodwill

The cost of acquiring specialist books in excess of the fair value of net assets acquired at acquisition date is recorded as goodwill and amortized over a period of 15 years.

f) Memberships in New York Stock Exchange

Memberships in the NYSE are recorded at cost. Management believes these memberships are an amortizable right to conduct business on the floor of the NYSE. As a result, the Company records monthly amortization expense based on the cost of the membership with an estimated life of 15 years.

Members of the Company have contributed two exchange memberships for the use of the Company. The values of these exchange memberships are not included in the financial statements.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. All securities positions, and the payable to the clearing broker reflected on the statement of financial condition, are positions carried by and amounts payable to this clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NYSE and the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. As a registered specialist and market-maker, the Company is subject to NYSE and NASD rules regarding minimum net capital based on the number and type of securities that they specialize or make markets in. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or its specialist/market-maker requirement. At December 31, 2001, the Company had net capital of $71,813,819 that was $7,613,819 in excess of its requirement.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $89,905,000 consisting of cash subordinations of $925,000, bearing interest at 8% per annum, and secured demand note agreements of $88,980,000 bearing interest at 5% per annum, which matures as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Year ending December 31,			
2002	$ 925,000	$ 3,480,000	$ 4,405,000
2003	-	37,000,000	37,000,000
2004	-	48,500,000	48,500,000
	$ 925,000	$ 88,980,000	$ 89,905,000

Each subordinated loan agreement contains a provision for automatic rollover of the maturity dates. Subordinated loans pursuant to secured demand note agreements in the amount of $64,500,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the NYSE and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowing may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and NYSE's capital regulations governing the withdrawal of subordinated debt.

NOTE 5 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2001 in the amount of $154,653.

NOTE 6 – SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counter party with which it conducts business.

NOTE 7 – SUBSEQUENT EVENT

Management of the Company has plans to split the NYSE specialist operations and the NASD market-making and proprietary trading activities into two separate entities. This split is expected to be consummated, with NYSE and NASD approval, on or before March 28, 2002.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS


FEB 2 8 2002
340
WASH, D.C.
SECTION

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Performance Specialist Group, LLC:

In planning and performing our audit of the financial statements of Performance Specialist Group, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio & Associates, L.L.P.

New York, New York
February 15, 2002